

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Shelly O'Brien, Esq.,
General Counsel
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois 60601

> Re: **Envestnet, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-165717**

Dear Ms. O'Brien:

We have reviewed your amended registration statement dated July 14, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Summary, page 1

The Offering, page 7

1. We note that you state that the shares of common stock to be outstanding immediately after this offering are 29,893,153 and that this is based on 26,043,153 shares outstanding as of March 31, 2010. However, we also note that in the section titled Description of Capital Stock on page 115, you state that as of June 30, 2010 there were 26,089,617 shares outstanding and there will be 29,939,617 shares outstanding after this offering. Please revise your filing to indicate throughout your filing the amount of your shares outstanding as of June 30, 2010 rather than as of March 31, 2010 or tell us why it is not appropriate for you to do so. Also, please describe the underlying cause for the change in the amount of shares outstanding and update the remainder of your filing, such as your Recent Sales of Unregistered Securities section, if appropriate.

Dilution, page 34

2. We note that you still have some blanks in your document. As you have determined your
    pricing information, it appears that you should have the information to fill in these blanks.
    For example, there is a blank in the second paragraph of page 34, in the second paragraph on
    page 118 under Shares Eligible for Future Sale, and in the Underwriting section on page 124.
    Please fill in all of the blanks prior to requesting effectiveness. Please note that we may have
    further comments once you provide the missing information.

Management's Discussion and Analysis of Financial Condition and Results…, page 39

Critical Accounting Policies, page 45

Non-cash stock-based compensation expense, page 46

3. As previously requested in our letter dated April 23, 2010, we believe you should disclose
    the intrinsic value of all vested and unvested options based on the difference between the
    estimated IPO price and the exercise price of the options outstanding as of the most recent
    balance sheet date included in the registration statement. You agreed to consider making this
    disclosure in your response dated June 8, 2010. Please add this disclosure or tell us why you
    do not believe it is appropriate to do so.

4. As previously requested in our letter dated April 23, 2010, we believe you should discuss
    each significant factor contributing to the difference between the IPO price and the fair value
    determined in your last valuation used to value stock options granted. This reconciliation
    should describe significant intervening events within the company and changes in
    assumptions as well as weighting and selection of valuation methodologies employed that
    explain changes in the fair value of your common stock up to the filing of the registration
    statement. Please add this disclosure. Specifically, given that the explanation for previous
    increases in the fair value of your stock largely related to increases in the assets under
    management or administration, and given that these assets under management or
    administration increased from December 31, 2009 to March 31, 2010 and based on your
    preliminary second quarter results further increased from March 31, 2010 to June 30, 2010,
    please clarify to your readers why your proposed IPO price represents a decrease from your
    February 2010 valuation. If necessary, revise your explanation for previous increases in the
    fair value of your stock to present a more consistent explanation of the underlying factors
    that drove changes in the fair value of your stock over time.

Principal and Selling Stockholders, page 106

5. Your prospectus indicates that the selling shareholders are registering for resale 4,427,500 shares comprised of 3,850,000 shares plus another 577,500 shares if the underwriters exercise their option to purchase additional shares. However, if you add up the amount that each selling shareholder is selling, as listed in your table, it equals 4,852,293 shares offered for resale. Please confirm to us the amount of shares being offered for resale by the selling shareholders and revise your prospectus accordingly.

Consolidated Financial Statements, page F-1

Report of Independent Registered Accounting Firm, page F-2

6. Please note that prior to requesting acceleration of the effective date of the registration statement, your auditors will need to finalize their audit opinion. Also apply this comment to the auditors' consent filed as Exhibit 23.1. Please confirm that you will effect the reverse stock split prior to requesting acceleration of the effective date of the registration statement; otherwise, it would not appear appropriate to reflect the reverse stock split in your historical financial statements. Refer to SAB Topic 5:C.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or in his absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: Edward Best, Esq.
       Mayer Brown LLP
       Via facsimile